FILED PURSUANT TO RULE NO. 424(B)(3)

REGISTRATION NO. 333-104342

Supplement to Final Prospectus date May 16, 2003

The following page corrects a scrivener’s error on page 55 of the final prospectus.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

Certain Beneficial Owners

The following table contains information regarding the only person known to us, other than certain executive officers and directors listed below, to be the beneficial owner of five percent or more of the outstanding shares of First Community as of March 25, 2003.

Name and Address of Beneficial Owner	Number of Common Shares Owned(*)	% of Beneficial Ownership
Western International Insurance Company Bank America Building Fort Street George Town, Grand Cayman	72,500	7.10%

(*)	Includes shares for which the named person:

•	has sole voting and investment power,

•	has shared voting and investment power with a spouse, or

•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes, but does not include shares that may be acquired by exercising stock options.

Western International Insurance Company is wholly owned by Venture Capital Corporation. Venture Capital Corporation is a Cayman Islands corporation wholly owned by Venture II Trust, a discretionary charitable trust. The sole trustee of this trust is Cayman National Bank, a Cayman bank. Pursuant to the trust’s declaration of trust, Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., a not for profit Cayman Islands corporation, possesses the discretionary power to (i) direct the trustee to appoint the trust fund to another trust for the benefit of one or more of the beneficiaries of the trust and (ii) remove the trustee and appoint one or more new trustees outside the Cayman Islands. A majority vote of the directors of Independent Foundation is required to take either of these actions. Amnesty International is the sole beneficiary of the Venture II Trust.

The Articles of Association of Independent Foundation provide that the Board of Directors shall consist of seven members: three of whom shall be the top three executives of Bankers International Financial Corporation, a Florida corporation, or its affiliates as defined in its Bylaws; three of whom shall be our director, Mr. Robert M. Menke and his lineal descendants; and one of whom shall be a director elected by a majority vote of the remaining six directors (or, if they cannot agree, appointed by a court of competent jurisdiction). Until his death or adjudication of incompetency, Robert M. Menke shall have five votes and all other directors shall have one vote, and Robert M. Menke’s presence at a meeting shall be required for a quorum. As of the date of this Prospectus, the directors of Independent Foundation include Kenneth P. Cherven, Edwin C. Hussemann, David K. Meehan, Robert M. Menke, and Robert G. Menke. Currently, Ralph E. Stevens, Jr. is on the Board as well, and will share his position with two other persons.